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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D
                                ------------

                  Under the Securities Exchange Act of 1934
                  -----------------------------------------
                             (Amendment No. 2 )*
                              ----------------

                          Harvard Industries, Inc.
                          ------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $0.01 Per Share
                   ---------------------------------------
                       (Title of Class of Securities)

                                  000417434
                                  ---------
                               (CUSIP Number)

                             Mr. William Austin
                                212-446-1930
                       ING (U.S.) Capital Corporation
                            135 East 57th Street
                          New York, New York 10022
                          ------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copy to:
                            Walter W. Driver, Jr.
                               King & Spalding
                         191 Peachtree Street, N.E.
                           Atlanta, Georgia  30303

                              November 1, 1996
                              ----------------
                        (Date of Event Which Requires
                          Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:  /   /
                                                                        ---
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Check the following box if a fee is being paid with the Statement.  /   /  (A
fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       (Continued on following pages)





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
CUSIP NO. 000417434

1.       NAME OF REPORTING PERSON
         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

                 ING (U.S.) Capital Corporation

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  /    /
                                                             (b)  /  X /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                 WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           /   /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

   NUMBER OF              7.      SOLE VOTING POWER              -0-
     SHARES
  BENEFICIALLY            8.      SHARED VOTING POWER            -0-
    OWNED BY
      EACH                9.      SOLE DISPOSITIVE POWER         -0-
    REPORTING
     PERSON
      WITH                10.     SHARED DISPOSITIVE POWER       -0-


11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               -0-

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                            /  /

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)





                              Page 3 of 6 Pages

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                 0%

14.     TYPE OF REPORTING PERSON*

                 CO


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION





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                       STATEMENT PURSUANT TO RULE 13d-1
                                    OF THE
                        GENERAL RULES AND REGULATIONS
                                  UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934



Item 4.   Purpose of Transaction.

          Item 4 is amended and supplemented by adding to the information previously filed under this item the following:

          All shares of the Issuer's Common Stock have been transferred as of November 1, 1996 to an affiliate of the Holder, ING Baring (U.S.) Capital Corporation.


Item 5.   Interest in Securities of the Issuer.

          Item 5 is amended and supplemented by adding to the information previously filed under this item the following:

          (a) As of the date on which this statement is executed, Holder no longer beneficially owns shares of Common Stock of the Issuer. All shares of Issuer's Common Stock were transferred to an indirect wholly owned subsidiary of U.S. Holdings, ING Baring (U.S.) Capital Corporation, as of November 1, 1996. As of the date of this filing, ING Baring (U.S.) Capital Corporation will be the reporting person.

          (c) Except as indicated herein and reports filed by ING Baring (U.S.) Capital Corporation, no transactions in the shares of Common Stock have been effected by (i) Holder, (ii) U.S. Capital Holdings, (iii) U.S. Holdings,
(iv) INB, (v) ING and, (vi) to the best knowledge of Holder, by any of the persons listed on Schedule 1 attached to Amendment No. 1, during the past 60 days.


Item 7.   Material to be filed as Exhibits.

          None.





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                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1997



                                        ING (U.S.) CAPITAL CORPORATION



                                        By: /s/ William A. Austin
                                           -----------------------------------
                                        Name: William A Austin
                                        Title: General Counsel





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